EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

For the Three Months Ended March 31, 2008

Earnings before income taxes	$860

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(28)
Dividends from less than 50% owned affiliates	1
Fixed charges	353
Interest capitalized, net of amortization	1

Earnings available for fixed charges	$1,187

Fixed charges:
Interest incurred:
Interest expense	$314
Capitalized interest	1

315
Portion of rent expense deemed to represent interest factor	38

Fixed charges	$353

Ratio of earnings to fixed charges	3.4